Exhibit 1.01

Conflict Minerals Report of Crown Holdings, Inc.

This Conflict Minerals Report (“CMR”) of Crown Holdings, Inc. (“Crown” or the “Company”) for calendar year 2019 was prepared in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 and the Company’s Conflict Minerals Policy. Numerous terms in this CMR are defined in Rule 13p-1 or in the related Securities and Exchange Commission (“SEC”) Release No. 34-67716 (August 22, 2012) and the reader is referred to the same for such definitions. Throughout this report, the minerals tin, tantalum, tungsten and gold (collectively, “3TG”), when sourced in a way that directly or indirectly finances or benefits armed groups in Covered Countries, are referred to as “conflict minerals.”

Business Overview

Crown Holdings, Inc., through its subsidiaries, is a leading global supplier of rigid packaging products to consumer marketing companies, as well as transit and protective packaging products, equipment and services to a broad range of end markets. The Company has determined that tin is contained in the tinplate steel it purchases for its metal packaging businesses. Additionally, the Company has determined that 3TG may be contained in certain purchased components for its can-making and transit packaging machinery and equipment products, as well as the tools (and spare parts) that it makes for transit packaging.

Crown does not directly purchase any of the 3TG minerals. Crown’s supply chain is complex, and Crown is typically several tiers removed from the smelter or refiner and mineral origin. Crown relies on its suppliers to provide information on the origin of the 3TG necessary to the functionality or production of Crown’s products. Crown has limited visibility beyond its direct suppliers to entities within the supply chain. Therefore, Crown relies principally on its direct suppliers to provide it with sourcing information.

Due Diligence Design Overview

Crown’s due diligence processes for tracing and sourcing 3TG in its products have been designed in conformance with the due diligence related steps of the framework in The Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition, and the related supplements for 3TG, consistent with the Company’s position as a downstream company. Crown also relied on information from the Responsible Minerals Assurance Process (“RMAP”), a voluntary initiative managed by the Responsible Minerals Initiative (the “RMI”) in which an independent third party audits the procurement activities of a smelter or refiner to determine with reasonable confidence that the minerals it processes originated from conflict-free sources. Upon completion of a successful audit, the smelter or refiner is designated by the RMI as “Conformant.” Where information from the RMI is not available, the Company conducts its own diligence, which includes contacting its first-tier suppliers for additional information, conducting internet research and analyzing the likelihood that the 3TG originated from a Covered Country based on the smelter’s location. In addition, Crown has engaged Assent Compliance (“Assent”), a third-party service provider, to assist with the contacting of and processing of responses received from suppliers to its transit packaging machinery, equipment, tool and spare parts-making businesses.

To guide its due diligence, the Company has established a due diligence compliance process that includes a documentation and record maintenance mechanism to ensure the retention of relevant documentation in a structured electronic database. Documentation with respect to the Company’s transit packaging machinery, equipment, tool and spare parts-making businesses is first separately collected and stored using the Assent Compliance Platform before being integrated in the rest of the Company’s due diligence compliance process. The Company expects to continue to refine, revise and improve its due diligence compliance process as appropriate.

The Company’s due diligence on the source and chain of custody of the 3TG contained in the covered products included the following measures:

OECD Step 1 – Establish Strong Company Management Systems

Policy. Crown aims to avoid the use of conflict minerals in the manufacture of its products and is committed to complying with its reporting obligations under applicable law. Crown has adopted a company-wide Conflict Minerals Policy which is set forth on its website at https://www.crowncork.com/conflict-minerals-policy. In addition, Crown’s Supplier Code of Conduct includes a provision regarding responsible sourcing (Origin Mapping), and Crown’s written contracts with its tinplate steel suppliers, and most of Crown’s written contracts with suppliers to its can-making machinery and equipment business, contain an obligation of the supplier to cooperate with Crown in its efforts to eliminate conflict minerals from the supply chain. Implementation of this program is in process at the Company’s new transit packaging machinery, equipment, tool and spare parts-making businesses. Suppliers who do not comply with Crown’s Conflict Minerals Policy may be denied future business, and those who violate contractual provisions or policies are subject to enforcement actions by Crown.

Personnel. The Company’s conflict minerals compliance effort involved a cross-functional group of personnel from the legal, finance and operations functions. This team is responsible for implementing Crown’s conflict minerals compliance strategy.

Supplier Engagement. The Company contacted all of the first-tier suppliers of tinplate steel for its metal packaging business and contacted (or arranged for Assent to contact) almost all of the first-tier suppliers for its can-making machinery and equipment business and transit packaging machinery, equipment, tool and spare parts-making businesses to provide them with notice of the relevant SEC requirements and to advise them of the Company’s commitment to responsibly source materials and of its due diligence expectations. The Company intends to archive the received supplier responses as part of its reasonable country of origin inquiry (“RCOI”) and due diligence. Feedback from this process will be used to modify, where appropriate, the design of the Company’s conflict minerals due diligence compliance process.

Grievance Mechanism. The Company’s existing procedures for reporting code of conduct or other ethics violations are also available for reporting conflict minerals compliance problems.

OECD Step 2 – Identify and Assess Risk in the Supply Chain

Identification of Risk. To identify risks in its supply chain, the Company first assessed the likelihood of the presence of conflict minerals in each of its products. If a product clearly does not contain 3TG (e.g., aluminum cans), the inquiry ended. For each of its other products, the Company used its own and outside resources to determine whether such product contains 3TG. At the end of this process, the Company determined that most of its steel containers and container components (e.g., cans, jar lids and bottle caps) contain tin. The Company also has determined that its can-making machinery and equipment business and its transit packaging machinery, equipment, tool and spare parts-making businesses, may contain 3TG.

The Company then contacted all of the first-tier suppliers of tinplate steel for its metal packaging business and contacted (or arranged for Assent to contact) almost all of the first-tier suppliers for its can-making machinery and equipment business and transit packaging machinery, equipment, tool and spare parts-making businesses identified through its RCOI to request information regarding the source and chain of custody of 3TG in its supply chain. To facilitate the collection of complete, accurate, standardized and verifiable information, the Company relied primarily on the Conflict Minerals Reporting Template (the “CMRT”) made available by the RMI. The CMRT facilitates the transfer of information through the supply chain regarding country of origin, mine location and smelters and refiners used. Written instructions and recorded training illustrating the use of the CMRT are available on the RMI’s website.

Assessment of Risk. Upon receipt of completed CMRTs from its suppliers, the Company assessed the due diligence efforts of any identified smelter or refiner by examining the information provided in the CMRT to determine if the smelter or refiner has been validated under the RMI’s RMAP as “Conformant.” The RMAP provides information regarding those smelters or refiners that, following an independent third-party audit, have been found to be compliant with the RMAP’s assessment protocols to assure sourcing of only conflict-free materials. Where information from the RMI is not available, or where the supplier provides information in a form other than the CMRT, the Company conducts its own diligence, which includes: contacting its first-tier suppliers for additional information, conducting internet research and analyzing the likelihood that the 3TG originated from a Covered Country based on the smelter’s location. In addition, the Company has engaged Assent to conduct CMRT validation checks as part of the due diligence of its transit packaging machinery, equipment, tool and spare parts-making businesses. Assent evaluates supplier responses for plausibility, consistency, and gaps, and conducts additional supplier inquiries to address issues such as incomplete data on CMRTs, responses that did not identify smelters or refiners for listed metals, and responses that identified organizations as smelters or refiners which were not verified as such through further analysis and research.

OECD Step 3 – Design and Implement a Strategy to Respond to Identified Risks

The Company expects to take the following steps, among others, to improve its due diligence measures, increase supply chain transparency and further mitigate the risk that the 3TG contained in its products may finance or benefit armed groups in the Covered Countries:

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continue to engage and document communication with suppliers to increase the response rate and facilitate the collection of current, accurate and complete information about the supply chain, smelters, refiners and mineral origin;

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encourage suppliers to implement responsible sourcing and request that suppliers encourage smelters and each of their refiners to obtain a “conflict-free” designation from an independent third-party auditor;

•	enforce its rights under its Supplier Code of Conduct regarding responsible sourcing; and

•	report findings from Crown’s conflict minerals due diligence compliance process to senior management.

OECD Step 4 – Carry Out an Independent Third-Party Audit of Supply Chain Due Diligence

The Company does not have any direct relationships with smelters or refiners that process 3TG, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company intends to rely on information collected and provided by independent third-party audit programs, such as the RMAP, when necessary.

OECD Step 5 – Report on Supply Chain Due Diligence

Crown files this CMR on Form SD with the SEC. Crown also publishes this CMR on its website at www.crowncork.com/investors/sec-filings.

Due Diligence Results

Facilities and Country of Origin of 3TG

Metal Packaging Products

Forty-six (46) smelters supply tin to Crown’s tinplate steel suppliers. Tin from any of these smelters may be used in Crown’s metal packaging products. Tin is the only 3TG mineral identified in the Company’s metal packaging business. Every one of these tin smelters has been identified by the RMI as “Conformant” or was cleared by the Company’s own due diligence investigation. One (1) tin smelter indicated the intentional addition or use of 3TG in its products or production process from a Covered Country, but the minerals came from a smelter or refiner that has been validated under the RMI’s RMAP as “Conformant.”

All tin smelters that provided tin to the Company’s tinplate steel suppliers, and therefore to the Company, were specifically identified by the Company’s tinplate steel suppliers. The countries in which the smelters identified by the Company’s tinplate steel suppliers are located are as follows: Belgium, Bolivia, Brazil, China, Indonesia, Malaysia, Peru, Poland, Taiwan and Thailand.

Can-Making Machinery and Equipment Products

None of Crown’s direct suppliers are 3TG smelters and Crown does not purchase any 3TG directly for its can-making machinery and equipment products. Any 3TG materials that may be part of Crown’s can-making machinery products are incorporated into components (or components of components) or raw materials that are purchased by Crown and included into the machinery and equipment products.

As a result of Crown’s RCOI process and due diligence for its can-making machinery and equipment business products, which account for less than 2% of Crown’s net sales in fiscal year 2019, Crown identified as in-scope and contacted a total of one hundred and ten (110) suppliers. One hundred and eight (108) suppliers, representing more than 98% of the number of suppliers to Crown’s can-making machinery and equipment business contacted and, collectively, over 90% of the can-making machinery and equipment business’s annual purchases of raw materials and components, responded to Crown’s inquiry. Of the suppliers who provided completed CMRTs, twenty-one (21) suppliers indicated the intentional addition or use of 3TG in their products or production process. Three (3) of those twenty-one (21) suppliers indicated that one or more of the smelters that provided the 3TG found in the parts, sub-assemblies or components sold to them did source from a Covered Country (and had not been validated under the RMI’s RMAP as “Conformant”). None of these three (3) suppliers, who each sell a wide range of general supply products such as hardware, controllers and other components, had the capability to identify the country of origin of the 3TG found in the products that they specifically sold to Crown because of the nature of the products sold to Crown. Seven (7) of the twenty-one (21) suppliers indicated that none of the smelters that provided the 3TG found in the products sold to Crown sourced from a Covered Country. Every one of the smelters identified by these seven (7) suppliers has been identified by the RMI as “Conformant” or was cleared by the Company’s own due diligence investigation. The remaining eleven (11) of the twenty-one (21) suppliers either (i) indicated that the 3TG found in the products sold to Crown was not sourced from a Covered Country but did not provide a smelter list to verify the declaration or (ii) indicated that they were unable to confirm that one or more of the smelters that provided the 3TG found in the products sold to Crown did not source from a Covered Country because of the nature of the products sold to Crown. The information provided by the responding suppliers was often incomplete or unverifiable. Additionally, based on the information provided by many of Crown’s suppliers who are engaged in general supply industries such as hardware, controllers and other components, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products or even that the 3TG materials were incorporated in Crown products, since some of these responses cover the entire product range of the supplier’s products and not just those sold to Crown.

Because of the long supply chain from most smelters to the component suppliers to Crown’s can-making machinery and equipment business, information provided to Crown by its component suppliers did not enable Crown to verify the country of origin for all of the 3TG added to the specific parts that ended up in Crown’s can-making machinery and equipment products.

Transit Packaging Machinery, Equipment, Tool and Spare Parts-Making Products

The Company acquired its transit packaging machinery, equipment, tool and spare parts-making businesses on April 3, 2018, when it completed its acquisition of Signode Industrial Group Holdings (Bermuda) Ltd. Following the acquisition, the Company began assessing the likelihood of the presence of conflict minerals in each of the products of its newly acquired business as part of Step 2 of its due diligence compliance process described above. At the end of this process, the Company determined that its acquired metal strapping business and plastic and paperboard businesses do not use or manufacture products that contain 3TG but that certain products of its acquired transit packaging machinery, equipment, tool and spare parts-making businesses may contain 3TG.

As a result of Crown’s RCOI process and due diligence for its transit packaging machinery, equipment, tool and spare parts-making business products, which account for less than 4% of Crown’s net sales in fiscal year 2019, Crown identified as in-scope a total of two hundred and eighty seven (287) suppliers and delivered this list of in-scope suppliers to Assent. Assent then attempted to verify, for each of the in-scope suppliers, whether that supplier is active and self-certifies that its products do not contain 3TG. Assent contacted and solicited the completion of CMRTs (much like Crown does for its can-making machinery and equipment business) from each of the in-scope suppliers that is active and not certified.

In this first report for Crown’s transit packaging business, two hundred and forty (240) suppliers, representing more than 83% of the number of suppliers to Crown’s transit packaging machinery, equipment, tool and spare parts-making businesses contacted and, collectively, over 90% of the transit packaging machinery, equipment, tool and spare parts-making business’s annual purchases of raw materials and components, responded to Assent’s inquiry. Of the suppliers who provided completed CMRTs, thirty eight (38) suppliers indicated the intentional addition or use of 3TG in their products or production process but were unable to confirm which smelters provided the 3TG found in the products specifically sold to the transit packaging machinery, equipment, tool and spare parts-making businesses. Sixteen (16) of those thirty eight (38) suppliers indicated that one or more of the smelters that provided the 3TG to them did source from a Covered Country (and had not been validated under the RMI’s RMAP as “Conformant”). None of these sixteen (16) suppliers, who all sell a wide range of general supply products such as hardware, controllers and other components, had the capability to identify the country of origin of the 3TG found in the products specifically sold to the transit packaging machinery, equipment, tool and spare parts-making businesses because of the nature of the products sold to the Company. The information provided by the responding suppliers was often incomplete or unverifiable. Additionally, as it relates to Crown’s suppliers who are engaged in general supply industries such as hardware, controllers and other components, it cannot be verified that all the smelters identified contributed to parts that ended up in Crown products, or even that the 3TG materials were incorporated in

Crown products, since some of these responses cover the entire product range of the supplier’s products and not just those sold to Crown.

Due Diligence Improvements

Crown will undertake the following steps during the next compliance period:

•	continue to pursue the sustainability goals announced as part of its sustainability program to reduce the amount of minerals mined from the Earth;

•	further integrate the suppliers of its recently-acquired transit packaging businesses into its conflict minerals due diligence compliance process;

•	continue to direct suppliers to the RMI for information and encourage them to support the RMI’s efforts through membership;

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continue to refine its due diligence process for suppliers who indicate the intentional addition or use of 3TG in their products or production process but are unable to confirm whether the smelters that provided the 3TG found in the products sold to Crown businesses source from a Covered Country; and

•	further engage with suppliers that did not respond to the request for information for calendar year 2019.

Forward-Looking Statements

All information contained in this CMR, other than statements of historical fact, constitute forward-looking statements within the meaning of federal securities laws. These forward-looking statements involve a number of risks, uncertainties, assumptions and other factors including, among other things, Crown’s suppliers’ responsiveness and cooperation with Crown’s due diligence efforts, Crown’s ability to implement improvements in its conflict minerals due diligence compliance process, changes to the sourcing status of smelters and refiners in Crown’s supply chain, changes to the conflict minerals rules, Crown’s ability to identify and mitigate related risks in Crown’s supply chain and risks and uncertainties related to the COVID-19 coronavirus pandemic more generally. Other risks, uncertainties, assumptions and other factors relevant to our forward-looking statements are discussed in greater detail in our reports filed with the SEC. All forward-looking statements speak only as of the date of this report, and Crown undertakes no obligation to review or update any forward-looking statements to reflect events, circumstances or changes in expectations occurring after filing this CMR with the SEC.